THE LAW OFFICES OF
RYAN ALEXANDER
200 East Charleston Boulevard · Las Vegas, Nevada 89104
Phone: (702) 222-3476 · Facsimile: (702) 252-3476
Email: Info@RyanAlexander.us · Website: www.RyanAlexander.us

VIA EDGAR

June 1, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:       Larry Spirgel, Assistant Director

Re:          Laredo Resources Corp.
Registration Statement on Form S-1, as amended by
Amendment No. 3
Filed May 19, 2011
Your File No. 333-171457

Dear Mr. Spirgel:

We write on behalf of Laredo Resources Corp. (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated May 25, 2011 by Larry Spirgel, Assistant Director of the Commission’s Division of Corporate Finance, commenting on the Company’s Amendment No. 3 to Form S-1 filed May 19, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Prospectus Cover Page

1.	Please disclose that there is no current market for your common stock.

Response:  The following statement has been added to the end of the first paragraph on the Prospectus cover page:

“There is presently no public market for our common stock.”

U.S. Securities and Exchange Commission
Division of Corporate Finance,
Attn:  Larry Spirgel, Assistant Director
June 1, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

2.
We note from page F-10 that your CEO loaned that company $10,000 on February 15, 2011.  Please disclose this in the Liquidity and Capital Resources section.  Further, include similar disclosure in the Certain Relationships and Related Transactions section and file the note as an exhibit.

Response:  Disclosures regarding the note have been added to the Liquidity and Capital Resources Section and to the Certain Relationships and Related Transactions Section.  In addition, the note has been added as an Exhibit to the Registration Statement.

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 222-3476.

Regards,

/s/ Ryan Alexander
Ryan Alexander
The Law Offices of Ryan Alexander PLLC

Enclosure (Acknowledgment by the Company)